May 17, 2006

Max A. Webb, Esq., Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stanwich Asset Acceptance Company, L.L.C. Form S-3 Relating to Mortgage Asset-Backed Pass-Through Certificates

Dear Mr. Webb:

On behalf of Stanwich Asset Acceptance Company, L.L.C. (the ‘‘Depositor’’), we have caused to be filed with you electronically under EDGAR the above-referenced Registration Statement on Form S-3 (the ‘‘Registration Statement’’).

Two courtesy copies of the Registration Statement in printed format are being forwarded to your attention. The versions of prospectus supplement and base prospectus contained in the courtesy copies have been marked to indicate changes from the Depositor’s prior registration statement on Form S-3 (Registration Statement No. 333-120710).

We have been advised that payment of the filing fee in the amount of $107 has been made to the Securities and Exchange Commission (the ‘‘Commission’’) by the Depositor on May 16, 2006.

If you have any questions or require any additional information with respect to these documents, please contact me at (212) 506-2539, Will Malpica at (212) 506-2228 or Pouya Lavian at (212) 506-2309.

Very truly yours,

/s/ Terry Schiff
Terry Schiff, Esq.

cc:	Scott Siegler William Malpica, Esq. Pouya Lavian, Esq.

Enclosures